UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66978

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___JANUARY 1, 20212___ AND ENDING ___DECEMBER 31,2022___
      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____PLAN B INVESTMENTS, INC_____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___13770 CENTER STREET SUYITE 206___
                              (No. and Street)

___CARMEL VALLEY___   ___CA___   ___93924___
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__MARTIN P. O'MALLEY, JR.__   __818-859-7300__   __MPO@PLANBII.COM__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
_____
(Name – if individual, state last, first, and middle name)

__100 E SYBELIA AVE, SUITE 130__ __MAITLAND__   __FL__   __32751__
(Address)   (City)   (State)   (Zip Code)
__JULY 28, 2004__   __1839__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___MARTIN P. O'MALLEY, JR._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___PLAN B INVESTMENTS, INC_____, as of ___DECEMBER 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JEFFREY G. ANDREWS
COMM. # 2361498
NOTARY PUBLIC - CALIFORNIA
MONTEREY COUNTY
My Comm. Exp. June 16, 2025

Signature: _M+P O'Mll_

Title: _PRESIDENT_____

Notary Public _Jeffrey G. Andrews_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Plan B Investments, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2022



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Plan B Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plan B Investments, Inc. as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plan B Investments, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan B Investments, Inc.'s management. Our responsibility is to express an opinion on Plan B Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plan B Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Plan B Investments, Inc.'s financial statements. The supplemental information is the responsibility of Plan B Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Plan B Investments, Inc.'s auditor since 2019.

Maitland, Florida

March 18, 2023

Plan B Investments, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash	$123,627
Accounts receivable	26,820
Property and equipment, at cost, net of	
Accumulated depreciation of $9,601	0
Prepaid Expenses	3,803
Security Deposits	348
Total Assets	**$154,598**

Liabilities and Shareholder's Equity

Liabilities

Accounts payable and accrued expenses	$3,331
Credit Card Payable	6,361
Direct Deposit Payable	-5,803
Payroll Liabilities	5,828
Total liabilities	**9,717**

Shareholder's equity

Common stock -authorized, issued and outstanding	
1,000 shares without value per share	25,000
Contributed Capital	11,182
Retained earnings	108,699
Total shareholder's equity	**144,881**
Total liabilities and shareholder's equity	**$154,598**

Plan B Investments, Inc.
Statement of Income
For the Year Ended December 31, 2022

Revenues

Mutual Funds, Insurance and Distribution Fees	$119,108
RIA income	198,127
Other Income	3,323
Total revenue	**320,558**

Expenses

Advertising/Promotions	14,117
Auto Expense	10,407
Charitable Contributions	0
Consulting Fees	13,195
Depreciation	0
Dues and Subscriptions	471
Equipment Lease/Repairs	257
Insurance	8,557
License & Permits	3,005
Office Supplies & Expenses	9,162
Payroll Expense	184,000
Payroll Tax Expense	14,384
Postage & Delivery	2,832
Professional Fees	18,027
Rent/Utilities	23,377
Telephone	7,900
Travel & Entertainment	4,815
Miscellaneous	2,666
Total expenses	**317,172**
Net income before income tax provision	3,386
Income tax provision	(800)
Net Income	**$2,586**

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2022

	Common Stock	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2021	$25,000	$117,295	$142,295
Capital Distribution		$0	$0
Net Income		$2,586	$2,586
Balance, December 31, 2022	$25,000	$119,881	$144,881

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:	
Net Income	$2,586
Depreciation Expense	0
Adjustments to reconcile net income (loss) to	
net cash provided by operating activities:	
Decrease in accounts receivable	17,352
Increase in prepaid expenses	(678)
Decrease in security deposit	1,960
Increase in accounts payable	2,512
Increase in credit card payable	1,291
Decrease in payroll liability	(2,419)
Increase Direct Deposit Payable	(5,803)
Net cash provided by operating activities:	16,801
Cash flows from investing activities:	0
Cash flows from financing activities:	0
Capital Distribution	0
Net cash used by financing activities	0
Net increase in cash	16,801
Cash at beginning of year	106,826
Cash at end of year	$123,627
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Cash paid for income taxes	800
Interest income	0

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Notes to Financial Statements
December 31, 2022

Note 1 – Organization and Nature of Business

Plan B Investments, Inc. (the "Company") was incorporated in the State of California on September 23, 2004. On October 28, 2005, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment advisory services, and to sell mutual funds, and variable annuities.

The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 for form the Financial Industry Regulatory Agency ("FINRA"). The Company is headquartered in Carmel Valley, California.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition -Revenue from contracts with customers includes advisory fees and mutual fund, insurance and distribution income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2 – Significant Accounting Policies (continued)
Revenue Recognition (continued)

Commissions on the sale of mutual funds, insurance and distribution fees are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The company enters into arranagements with managed accounts or other pooled investment Vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contigent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amount are recognized on the trade date and variable amounts are recongnized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activites are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior period.

The Company provides advisory services to their customers. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2022, all amounts were immaterial.

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Income Taxes - Continued

Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2022, the Company had net capital of $113,910, which was $ 108,910 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness of $9,717 to net capital was 8.53%.

Note 4 -- Income Taxes

As discussed in the Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2022, the Company recorded the minimum franchise tax of $800.

Note 5 - Lease

After the previous year's lease expired on June 30, 2022, the company entered into a new lease agreement on July 1, 2022, for a 12 month period at a monthly cost of $800, expiring June 30, 2023. The company also leases an outside office space on a month to month basis. The Company has elected not to apply the recognation requirements of Topic 843 relating to it's short term office lease and instead has elected to recognize the lease payments as a lease cost on a straight line basis over the lease term. The lease cost is $20,854 relating to the office lease for the year ended December 31,2022.

Note 6 - Commitments and Contingencies

The Company does not have any commitments or contingencies for year ending December 31, 2022.

Plan B Investments, Inc.
Notes to Financial Statements
December 31, 2022

(continued)

Note 7 – Subsequent Events

Management has reviewed the results of operations through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2022

Computation of Net Capital

Total ownership equity from statement of financial condition	144,881
Less: Nonallowable assets	(30,971)
Net Capital	113,910

Computation of Net Capital Requirements

Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	648
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	108,910

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) or 120% of minimum net capital	6,000

Computation of Aggregate Indebtedness

Total liabilities	9,717
Percentage of aggregate indebtedness to net capital	8.53%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	N/A

Note: There are no material differences between the proceeding computation and the Company's corresponding unaudited Form X-17A-5 Part IIA as of December 31, 2022.

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Schedule II
Computation for Determination of Reserve Requirements and Information
Related to Possession and Control Requirements Pursuant To Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC
Release 34-70073 and as discussed in Q&A 8 of the related FAQ issues by SEC staff. In order to
avail of this option, the Company has represented that it does not, and will ont, hold customer
funds or securities.

See report of independent auditor



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Plan B Investments, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Plan B Investments, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment companies, variable products, advisory services and Reg D private placements . In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plan B Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plan B Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, P.A.

Ohab and Company, PA

Maitland, Florida

March 18, 2023

Plan B INVESTMENTS, INC.

Plan B Investments, Inc.'s
Exemption Report

Plan B Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment companies, variable products, advisory services and Reg D private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);
(2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



Plan B Investments, Inc.

I, Martin P. O'Malley, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title:President

February 22, 2023

MAILING ADDRESS
PO Box 669
Carmel Valley, CA 93924

OFFICE ADDRESS
13770 Center St. Suite 206
Carmel Valley, CA 93924

STAY CONNECTED
MPO@planbii.com
www.planbii.com

PHONE
Toll-Free: (888) 511-4611
Fax Number: (866) 323-4538